November 30, 2012

EDGAR FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Re:	Form N-14 Neuberger Berman Income Funds Neuberger Berman New York Municipal Income Fund 1933 Act File No. 1940 Act File No. 811-03802

Dear Sir or Madam:

Transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (“1933 Act”), is the Registration Statement on Form N-14 for Neuberger Berman Income Funds (“Trust”).  This transmission contains conformed signature pages, the manually signed originals of which are maintained at the offices of the Trust.  This transmission also contains a conformed auditor’s consent and a conformed opinion and consent of counsel, the manually signed originals of which are maintained at the offices of the Trust.

The purpose of this Registration Statement is to register under the 1933 Act, shares of beneficial interest of Neuberger Berman New York Municipal Income Fund (“Acquiring Fund”), a newly created series of the Trust.  These shares are being registered pursuant to an Agreement and Plan of Reorganization and Termination between the Trust, on behalf of Acquiring Fund, and the Empire Builder Tax-Free Bond Fund (“Empire Builder Bond Fund”) pursuant to which Empire Builder Bond Fund will transfer substantially all of its assets to Acquiring Fund in exchange for shares of Acquiring Fund, and Acquiring Fund will assume substantially all of the liabilities of Empire Builder Bond Fund.  Shareholders of Empire Builder Bond Fund will be asked to vote at a meeting to be held on or about February 24, 2013; if shareholders approve the reorganization, it is expected to take place on or about March 15, 2013.

Pursuant to Rule 488 under the 1933 Act the Registration Statement will become effective 30 days from today.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,

/s/ Franklin Na
Enclosures